Filed by Stone Energy Corporation pursuant to Rule 425 under the Securities Act of 1933 and deemed filed pursuant to Rule 14a-12 under the Securities Exchange Act of 1934
Subject Company: Stone Energy Corporation
Commission File No. 001-12074
These materials are not a substitute for the registration statement that will be filed with the Securities and Exchange Commission (SEC) relating to the transaction, or the proxy statement/prospectus to be mailed to stockholders. Investors and security holders are urged to read these documents (if and when they become available) and any other relevant documents filed with the SEC, as well as any amendments or supplements to those documents, because they will contain important information about Stone and PXP and the transaction. Investors and security holders may obtain these documents free of charge at the SEC’s website at www.sec.gov. In addition, the documents filed with the SEC by Stone may be obtained free of charge from Stone’s website at www.stoneenergy.com. Investors and security holders are urged to read the joint proxy statement/prospectus and the other relevant materials when they become available before making any voting or investment decision with respect to the proposed acquisition.
Stone, PXP and their respective executive officers and directors may be deemed to be participants in the solicitation of proxies from the stockholders of Stone and PXP in connection with the acquisition. Information about the executive officers and directors of Stone and their direct or indirect interests, by security holdings or otherwise, in the acquisition will be set forth in the proxy statement/prospectus relating to the acquisition when it becomes available.

STONE ENERGY CORPORATION
Announces First Quarter 2006 Earnings
LAFAYETTE, LA. May 3, 2006
     Stone Energy Corporation (NYSE: SGY) today announced first quarter 2006 net income of $24.0 million, or $0.88 per share, on oil and gas revenue of $158.4 million, compared to net income of $33.4 million, or $1.24 per share, on oil and gas revenue of $156.2 million in the first quarter of 2005. All per share amounts are on a diluted basis.
     Prices realized during the first quarter of 2006 averaged $59.32 per barrel of oil and $8.60 per thousand cubic feet (Mcf) of natural gas, or 36% higher on a gas equivalent basis, as compared to first quarter 2005 average realized prices of $47.63 per barrel of oil and $6.00 per Mcf of natural gas. All unit pricing amounts include the cash settlement of effective hedging contracts. Hedging transactions in the first quarter of 2006 increased the average realized price of natural gas by $0.38 per Mcf, compared to a decrease in average realized prices of $0.19 per Mcf of natural gas and $0.33 per barrel of oil during the first quarter of 2005. Hedging transactions did not impact realized oil prices during the first quarter of 2006.
     Oil production during the first quarter of 2006 totaled approximately 1,037,000 barrels compared to first quarter 2005 oil production of approximately 1,357,000 barrels and fourth quarter 2005 oil production of approximately 758,000 barrels. Natural gas production during the first quarter of 2006 totaled approximately 11.3 billion cubic feet (Bcf), compared to first quarter 2005 natural gas production of approximately 15.2 Bcf and fourth quarter 2005 natural gas production of 9.9 Bcf. Oil and natural gas production on a gas equivalent basis during the first quarter of 2006 declined 25% compared to oil and natural gas produced during the comparable period of 2005 as a result of the combined impact of extended production downtime as a result of hurricanes Katrina and Rita and natural declines from producing wells. Daily production during the first quarter of 2006 averaged 194 million cubic feet of gas equivalent (MMcfe), or 24% higher than the average daily production in the fourth quarter of 2005 as a result of restoring portions of production previously shut in since hurricanes Katrina and Rita.
     Discretionary cash flow totaled $107.2 million during the first quarter of 2006, compared to $115.6 million during the first quarter of 2005. Net cash flow provided by operating activities, as defined by generally accepted accounting principles (GAAP), totaled $81.3 million during the first quarter of 2006, compared to $111.0 million in the first quarter of 2005. (Please see the accompanying financial statements for a reconciliation of discretionary cash flow, a non-GAAP financial measure, to net cash flow provided by operating activities.)
     Lease operating expenses during the first quarter of 2006 totaled $34.9 million, or $1.99 per thousand cubic feet of gas equivalent (Mcfe), compared to $27.9 million, or $1.19 per Mcfe, for the comparable quarter in 2005. During the first quarter of 2006, lease operating expenses included $7.7 million, or $0.44 per Mcfe, of repairs in excess of estimated insurance recoveries related to hurricanes Katrina and Rita. Lease operating expenses for the first quarter of 2006 were also impacted by an increase in the number of active wells and increases in overall industry service costs over the first quarter of 2005.
     Depreciation, depletion and amortization (DD&A) on oil and gas properties for the first quarter of 2006 totaled $64.6 million, or $3.69 per Mcfe, compared to $61.3 million, or $2.62 per Mcfe, for the first quarter of 2005. The increase in per unit DD&A for the first quarter of 2006 is the result of increases in the full-cycle unit cost of finding and developing proved reserves.

     Salaries, general and administrative (SG&A) expenses for the first quarter of 2006 were $8.5 million, or $0.48 per Mcfe, compared to $4.8 million, or $0.21 per Mcfe, in the first quarter of 2005. The increase in SG&A expenses for the first quarter of 2006 over the first quarter of 2005 is due to increased employment and base salary levels, higher legal and consulting costs and additional compensation expense associated with restricted stock issuances.
     Capital expenditures during the first quarter of 2006 totaled $145.1 million, including $10.2 million of acquisition costs, $5.2 million of capitalized general and administrative expenses and $4.3 million of capitalized interest.
     We have a borrowing base under the bank credit facility of $300 million, of which $114.1 million of borrowings was available as of March 31, 2006. As of May 1, 2006, there was $79.1 million of availability under the credit facility with $198.0 million borrowed and $22.9 million in letters of credit issued. The borrowing base under the credit facility is re-determined periodically based on the bank group’s evaluation of our proved oil and gas reserves and was recently reaffirmed at $300 million.
Recent Merger Announcement
     As previously announced, Stone Energy Corporation signed a definitive agreement to be acquired by Plains Exploration and Production Company (NYSE:PXP) in a stock-for-stock transaction. Under the terms of the agreement, Stone shareholders will receive 1.25 shares of PXP common stock for each Stone share they own.
     Stone and PXP will file materials relating to the transaction with the Securities and Exchange Commission (SEC), including one or more registration statement(s) that contain a prospectus and a joint proxy statement. Investors and security holders of Stone and PXP are urged to read these documents (if and when they become available) and any other relevant documents filed with the SEC, as well as any amendments or supplements to those documents, because they will contain important information about Stone and PXP and the transaction. Investors and security holders may obtain these documents free of charge at the SEC’s website at www.sec.gov. In addition, the documents filed with the SEC by Stone may be obtained free of charge from Stone’s website at www.stoneenergy.com. The documents filed with the SEC by PXP may be obtained free of charge from PXP’s website at www.plainsxp.com. Investors and security holders are urged to read the joint proxy statement/prospectus and the other relevant materials when they become available before making any voting or investment decision with respect to the proposed acquisition.
     Stone, PXP and their respective executive officers and directors may be deemed to be participants in the solicitation of proxies from the stockholders of Stone and PXP in connection with the acquisition. Information about the executive officers and directors of Stone and their direct or indirect interests, by security holdings or otherwise, in the acquisition will be set forth in the proxy statement/prospectus relating to the acquisition when it becomes available. Information about the executive officers and directors of PXP and their direct or indirect interests, by security holdings or otherwise, in the acquisition will be set forth in the proxy statement/prospectus relating to the acquisition when it becomes available.
Operational Update
Gulf of Mexico – Shelf & Onshore
     Pecan Island. The ExxonMobil Fee No. 1 Well was drilled to a true vertical depth (TVD) of 18,800 feet (19,636 feet of measured depth (MD)) to test the Pecos Prospect. Uphole pay sands were logged; however, Stone elected not to continue development and testing of the well based on internal criteria. Stone was paying 26.67% of the drilling costs to earn a 20% working interest (WI) in the well.

Gulf of Mexico – Deep Shelf
     Ship Shoal Block 199. The No. 3 Well on Ship Shoal Block 199 reached a total depth of 20,500 feet MD to test the Omega Prospect in April. The deep shelf exploratory well was plugged and abandoned as a dry hole. Stone had a 75% WI in this well.
     South Marsh Island Block 288. During the first quarter of 2006, the No. CA-6 Well on South Marsh Island Block 288 was drilled and evaluated. The well reached a total depth of 16,421 feet TVD (16,985 feet MD) and encountered 204 net feet of gas pay sands. The well was placed on production on April 28th and is currently producing approximately 15 MMcfe per day, net to Stone, as the well continues to be optimized. Stone has a 50% non-operated WI and 41.7% net revenue interest (NRI) in the well.
     South Marsh Island Bock 231. The No. 1 Well on South Marsh Island Block 231 was drilled to a total depth of 15,800 feet MD to test the Patricia Prospect and was subsequently plugged and abandoned as a dry hole. Stone had a 50% WI in this deep shelf exploratory well.
     South Timbalier Block 164. The Jupiter Prospect at South Timbalier 164 was drilled to a depth of 14,500 feet TVD (14,815 feet MD) during the first quarter of 2006. The well found wet sands at the two objective levels and was plugged and abandoned. Stone had a 100% WI in this well.
Rocky Mountains
     Pinedale Anticline. Total net field production at Pinedale increased from 15 MMcfe per day on December 31, 2005, to 22 MMcfe per day on March 31, 2006. Stone is currently drilling the Antelope No. 4-4 and plans to drill four additional Pinedale locations during the remainder of 2006. To date, 27 successful wells have been drilled. Stone has a 50% WI in the Pinedale project and is the operator of the drilling portion of the project. The project partner operates the completion and production phases.
     Williston Basin. Stone continued to develop its position in the Williston Basin horizontal Bakken play with a three rig program in the first quarter of 2006. Five company operated wells were successfully drilled and completed as producers. Stone has participated in one additional successful third party operated well for a total of six new Bakken horizontal wells being brought on production. Stone has had a 100% success rate in the Williston Basin development and expects to drill 11 additional company operated wells with an average WI of 83% during 2006. Stone will also participate in seven outside operated wells. Stone has a 62% average WI and 52% average NRI in this program.
     Stone’s total net production from the Williston Basin averaged approximately 1,850 barrels of oil per day during the first quarter of 2006. Currently, Stone’s total net production from the Williston Basin is approximately 2,000 barrels of oil per day. Stone has continued to expand its leasehold position and currently has 419,291 net acres under lease in the greater Williston Basin, which includes two exploration areas.
International
     Bohai Bay, China. Stone entered into an agreement to participate in the drilling of two exploratory wells on two offshore concessions in Bohai Bay, China. After drilling these two wells, Stone will have the option to earn interest in the two concessions, which collectively cover one million acres. The first well in the agreement, the CFD No. 22-2-1, was drilled to a depth of 9,065 feet TVD to test several objectives. Commercial and economic evaluation of the well is currently ongoing.

Updated 2006 Guidance
     Estimates for Stone’s future production volumes are based on assumptions of capital expenditure levels and the assumption that market demand and prices for oil and gas will continue at levels that allow for economic production of these products. The production, transportation and marketing of oil and gas are subject to disruption due to transportation and processing availability, mechanical failure, human error, hurricanes, and numerous other factors. Our estimates are based on certain other assumptions, such as well performance, which may vary significantly from those assumed. Lease operating expenses, which include major maintenance costs, vary in response to changes in prices of services and materials used in the operation of our properties and the amount of maintenance activity required. Estimates of DD&A rates can vary according to reserve additions, capital expenditures, future development costs and other factors. Therefore, we can give no assurance that our future production volumes, lease operating expenses or DD&A rate will be as estimated. The following is an update of 2006 guidance:
     Production. For the second quarter of 2006, Stone expects net daily production to average between 200-220 MMcfe and maintains its guidance for full year 2006 average daily production to be in the range of 200-230 MMcfe per day. Stone estimates that current average net daily production is approximately 207 MMcfe per day.
     Lease Operating Expenses. Stone expects lease operating costs, excluding production taxes, to range between $125-$150 million for 2006 based upon current operating conditions and budgeted maintenance activities.
     Depreciation, Depletion & Amortization. Stone expects its DD&A rate to range between $3.50-$3.75 per Mcfe during 2006.
     Salaries, General & Administrative Expenses. Stone expects its SG&A expenses (excluding incentive compensation expense) to range between $32-$35 million during 2006.
     Corporate Tax Rate. For 2006, Stone expects its corporate tax rate to remain between 35%-36%, with substantially all of the taxes deferred.
     Capital Expenditures. Stone re-affirms a capital spending budget for 2006 of $360 million, excluding acquisitions, asset retirement costs and capitalized interest and general and administrative costs.
Hedge Position
     The following table illustrates Stone’s current hedge positions for 2006 and 2007. All contracts are 12 month contracts.

	Zero-Premium Collars
	Natural Gas			Oil
	Daily			Daily
	Volume	Floor	Ceiling	Volume	Floor	Ceiling
	(MMBtus/d)	Price	Price	(Bbls/d)	Price	Price
2006	10,000	$8.00	$14.28	3,000	$55.00	$76.40
2006	20,000	9.00	16.55	2,000	60.00	78.20
2006	20,000	10.00	16.40	—	—	—
2007	—	—	—	3,000	60.00	78.35

Non-GAAP Financial Measure
     In this press release, we refer to a non-GAAP financial measure we call “discretionary cash flow.” Management believes this measure is a financial indicator of our company’s ability to internally fund capital expenditures and service debt. Management also believes this non-GAAP financial measure of cash flow is useful information to investors because it is widely used by professional research analysts in the valuation, comparison, rating and investment recommendations of companies within the oil and gas exploration and production industry. Many investors use the published research of these analysts in making their investment decisions. Discretionary cash flow should not be considered an alternative to net cash provided by operating activities or net income, as defined by GAAP. (See reconciliation of discretionary cash flow to cash flow provided by operating activities in the Consolidated Statement of Operations and Net Cash Flow Information.)
Other Information
     Stone Energy has planned a conference call for 10:00 a.m. Central Time on Thursday, May 4, 2006 to discuss the operational and financial results for the first quarter of 2006. Anyone wishing to participate should visit our website at www.StoneEnergy.com for a live web cast or dial 1-877-228-3598 and request the “Stone Energy Call.” If you are unable to participate in the original conference call, a replay will be available immediately following the completion of the call on Stone Energy’s Web site. The replay will be available for one week.
     Stone Energy is an independent oil and gas company headquartered in Lafayette, Louisiana, and is engaged in the acquisition and subsequent exploitation, development, operation and production of oil and gas properties located in the conventional shelf of the Gulf of Mexico (“GOM”), the deep shelf of the GOM, the deep water of the GOM, several basins of the Rocky Mountains, and the Williston Basin. For additional information, contact Kenneth H. Beer, Chief Financial Officer at 337-237-0410-phone, 337-237-0426-fax or via e-mail at CFO@StoneEnergy.com.
     Certain statements in this press release are forward-looking and are based upon Stone’s current belief as to the outcome and timing of future events. All statements, other than statements of historical facts, that address activities that Stone plans, expects, believes, projects, estimates or anticipates will, should or may occur in the future, including future production of oil and gas, future capital expenditures and drilling of wells and future financial or operating results are forward-looking statements. Important factors that could cause actual results to differ materially from those in the forward-looking statements herein include the timing and extent of changes in commodity prices for oil and gas, operating risks and other risk factors as described in Stone’s Annual Report on Form 10-K as filed with the Securities and Exchange Commission. Should one or more of these risks or uncertainties occur, or should underlying assumptions prove incorrect, Stone’s actual results and plans could differ materially from those expressed in the forward-looking statements.

STONE ENERGY CORPORATION
SUMMARY STATISTICS
(In thousands, except per share/unit amounts)
(Unaudited)

	Three Months Ended
	March 31,
	2006	2005
FINANCIAL RESULTS
Net income	$24,008	$33,424
Net income per share	$0.88	$1.24

PRODUCTION QUANTITIES
Oil (MBbls)	1,037	1,357
Gas (MMcf)	11,269	15,249
Oil and gas (MMcfe)	17,492	23,391

AVERAGE DAILY PRODUCTION
Oil (MBbls)	11.5	15.1
Gas (MMcf)	125.2	169.4
Oil and gas (MMcfe)	194.4	259.9

REVENUE DATA (1)
Total oil revenue	$61,512	$64,631
Total gas revenue	96,922	91,522

Total oil and gas revenue	$158,434	$156,153

AVERAGE PRICES (1)
Oil (per Bbl)	$59.32	$47.63
Gas (per Mcf)	8.60	6.00
Per Mcfe	9.06	6.68

COST DATA
Lease operating expenses	$34,876	$27,924
Salaries, general and administrative expenses	8,477	4,826
DD&A expense on oil and gas properties	64,632	61,256

AVERAGE COSTS (per Mcfe)
Lease operating expenses	$1.99	$1.19
Salaries, general and administrative expenses	0.48	0.21
DD&A expense on oil and gas properties	3.69	2.62

AVERAGE SHARES OUTSTANDING – Diluted	27,352	27,039

(1)	Includes the cash settlement of effective hedging contracts.

STONE ENERGY CORPORATION
CONSOLIDATED STATEMENT OF OPERATIONS
(In thousands)
(Unaudited)

	Three Months Ended
	March 31,
	2006	2005
STATEMENT OF OPERATIONS
Operating revenue:
Oil production	$61,512	$64,631
Gas production	96,922	91,522

Total operating revenue	158,434	156,153

Operating expenses:
Lease operating expenses	34,876	27,924
Production taxes	4,217	2,427
Depreciation, depletion and amortization	65,571	62,021
Accretion expense	3,043	1,790
Salaries, general and administrative expenses	8,477	4,826
Incentive compensation expense	232	646

Total operating expenses	116,416	99,634

Income from operations	42,018	56,519

Other (income) expenses:
Interest	5,915	5,831
Other income	(922)	(589)

Total other expenses	4,993	5,242

Income before income taxes	37,025	51,277

Provision for income taxes:
Current	—	—
Deferred	13,017	17,853

Total income taxes	13,017	17,853

Net income	$24,008	$33,424

NET CASH FLOW INFORMATION

Reconciliation of non-GAAP financial measure:
Discretionary cash flow	$107,218	$115,629

Net working capital changes and other	(25,912)	(4,650)

Net cash flow provided by operating activities	$81,306	$110,979

STONE ENERGY CORPORATION
CONSOLIDATED BALANCE SHEET
(In thousands)
(Unaudited)

	March 31,	December 31,
	2006	2005
Assets

Current assets:
Cash and cash equivalents	$22,088	$79,708
Accounts receivable	232,082	211,685
Other current assets	25,089	10,266

Total current assets	279,259	301,659

Oil and gas properties:
Proved, net	1,665,045	1,564,312
Unevaluated	226,406	246,647
Building and land, net	5,851	5,521
Fixed assets, net	9,812	9,331
Other assets, net	13,000	12,847

Total assets	$2,199,373	$2,140,317

Liabilities and Stockholders’ Equity

Current liabilities:
Accounts payable to vendors	$166,344	$160,682
Undistributed oil and gas proceeds	48,052	59,187
Asset retirement obligation	57,745	53,894
Other current liabilities	22,435	11,390

Total current liabilities	294,576	285,153

8 1/4% Senior Subordinated Notes due 2011	200,000	200,000
6 3/4% Senior Subordinated Notes due 2014	200,000	200,000
Bank debt	163,000	163,000
Deferred taxes	244,491	231,961
Asset retirement obligations	112,234	113,043
Other long-term liabilities	4,514	3,037

Total liabilities	1,218,815	1,196,194

Common stock	272	272
Treasury stock	(1,161)	(1,348)
Additional paid-in capital	489,144	500,228
Unearned compensation	—	(15,068)
Retained earnings	479,159	455,183
Accumulated other comprehensive income	13,144	4,856

Total stockholders’ equity	980,558	944,123

Total liabilities and stockholders’ equity	$2,199,373	$2,140,317